July 28, 2011

By U.S. Mail and facsimile to (703) 813-6983

Mr. Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           Kearny Financial Corp.
  File No. 000-51093

Dear Mr. Vaughn:

Please accept the following responses to the comments resulting from the Commission’s review of our supplemental response dated April 21, 2011 and Form 10-Q for the fiscal quarter ended March 31, 2011.

10-Q for the Fiscal Quarter Ended March 31, 2011

Unaudited Financial Statements
5. Acquisition of Central Jersey Bancorp, page 10

1.
In further support of our conclusion that no core deposit intangible was required in conjunction with our acquisition of Central Jersey Bancorp, we have included herewith as Exhibit 1 the independent core deposit intangible study dated December 22, 2010 prepared for Kearny Financial Corp. by FinPro, Inc.

2.
Given the relatively low outstanding principal balance and number of impaired loans acquired from Central Jersey Bancorp in relation to both total loans acquired and the loan portfolio as a whole, the Company had originally intended to limit the presentation of the noted disclosure to its annual financial statements.  As such, the noted disclosure will be included in the financial statements presented in the Company’s Form 10-K as of June 30, 2011.  Notwithstanding its original intent, the Company has reevaluated the noted disclosure requirements and intends to include such disclosure in its interim financial statements included in the quarterly Form 10-Q beginning with the quarter ended September 30, 2011.

12. Loan Quality and Allowance for Loan Loss, page 30

3.	As requested, the Company’s future filings will address the following items in the manner discussed below:

(a)
Property appraisals on collateral dependent loans: Future filings will disclose the Company’s current practice of generally obtaining independent appraisals on properties securing mortgage loans when such loans are initially placed on nonperforming status with such values updated approximately every six to twelve months thereafter throughout the foreclosure process.  Appraised values are typically updated at the point of foreclosure and approximately every six to twelve months thereafter while the repossessed property is held as real estate owned.

(b)
Average “period of time to charge off”: Future filings will disclose the estimated average period of time between when a loan is classified as nonperforming and the time the asset - or the portion of the asset for which impairment has been identified and classified as “loss” - is charged off.  Impairment is generally measured concurrent with a loan’s initial classification as “nonperforming”.  Consequently, the timeframes between “nonperforming classification and charge off” and “initial impairment/loss measurement and charge off” are generally consistent.

The Company’s disclosure is expected to distinguish between mortgage loans, commercial/business (nonmortgage) loans and consumer loans where the “period of time to charge off” varies due to the applicable collection, foreclosure and/or collateral repossession processes and timeframes.  For example, unsecured consumer and commercial loans are classified as “loss” at 120 days past due and are generally charged off at that time.

By contrast, the Company’s secured loans are primarily comprised of residential and nonresidential mortgage loans and commercial/business loans secured by properties located in New Jersey where the foreclosure process currently takes 24-36 months to complete.  As noted above, impairment is first measured at the time the loan is initially classified as nonperforming, which generally coincides with initiation of the foreclosure process.  However, such impairment measurements are updated at least quarterly which may result in the identification of additional impairment and loss classifications arising from deteriorating collateral values or other factors effecting the estimated fair value of collateral-dependent loans.  Charge offs of the cumulative portion of secured loans classified as loss, where applicable, are generally recognized upon completion of foreclosure when repossessed properties are transferred into real estate owned at fair value.

(c)
Charge offs as a portion of loss classified assets: The Company’s current financial statement disclosures include a tabular roll forward of the allowance for loan losses reporting charge offs, recoveries and net provisions to the allowance for loan losses by loan type.  The Company intends to augment its future filings to identify those charge offs, by loan type, that were recorded against the “specific valuation allowances” relating to assets, or portions thereof, classified as “loss” versus those that were recorded against “general valuation allowances” for which a loss classification had not been previously reported.

(d)
Environmental loss factors: The Company’s future filings will provide additional discussion concerning the environmental loss factors utilized in its allowance for loan loss calculation methodology.  Such disclosure is expected to include the following expanded discussion of how levels and trends in nonperforming loans impact the applicable components of those environmental loss factors.  By way of example, the expanded language below is expected to be included in the Company’s Form 10-K for June 30, 2011 and will replace the language otherwise carried forward from the last paragraph on page 33 of the Company’s March 31, 2011 Form 10-Q which represents a portion of the Note to the Financial Statements regarding Loan Quality and Allowance for Loan Losses:

“As noted, the Company’s allowance for loan loss calculation also utilizes environmental loss factors to estimate the probable losses within the loan portfolio. Environmental loss factors are based upon specific qualitative criteria representing key sources of risk within the loan portfolio. Such risk criteria includes the level of and trends in nonperforming loans; the effects of changes in credit policy; the experience, ability and depth of the lending function’s management and staff; national and local economic trends and conditions; credit risk concentrations and changes in local and regional real estate values.  For each category of the loan portfolio, a level of risk, developed from a number of internal and external resources, is assigned to each of the qualitative criteria utilizing a scale ranging from zero (negligible risk) to 15 (high risk). The sum of the risk values, expressed as a whole number, is multiplied by .01% to arrive at an overall environmental loss factor, expressed in basis points, for each category. The outstanding principal balance of each loan category is multiplied by the applicable environmental loss factor to estimate the level of probable losses based upon the qualitative risk criteria.

In evaluating the impact of the level and trends in nonperforming loans on environmental loss factors, the Company first broadly considers the occurrence and overall magnitude of prior losses recognized on such loans over an extended period of time.  For this purpose, losses are considered to include both direct charge offs as well as the portions of impaired assets classified as loss for which specific valuation allowances have been recognized through provisions to the allowance for loan losses.  To the extent that prior losses have generally been recognized on nonperforming loans within a category, a basis is established to recognize existing losses on loans collectively evaluated for impairment based upon the current levels of nonperforming loans within that category.  Conversely, the absence of material prior losses attributable to delinquent or nonperforming loans within a category may significantly diminish, or even preclude, the consideration of the level of nonperforming loans in the calculation of the environmental loss factors attributable to that category of loans.

Once the basis for considering the level of nonperforming loans on environmental loss factors is established, the Company then considers the current dollar amount of nonperforming loans by loan type in relation to the total outstanding balance of loans within the category.  A greater portion of nonperforming loans within a category in relation to the total suggests a comparatively greater level of risk and expected loss within that loan category and vice-versa.

In addition to considering the current level of nonperforming loans in relation to the total outstanding balance for each category, the Company also considers the degree to which those levels have changed from period to period.  A significant and sustained increase in nonperforming loans over a 12-24 month period suggests a growing level of expected loss within that loan category and vice-versa.

As noted above, the Company considers these factors in a qualitative, rather than quantitative fashion when ascribing the risk value, as described above, to the level and trends of nonperforming loans that is applicable to a particular loan category.  As with all environmental loss factors, the risk value assigned ultimately reflects the Company’s best judgment as to the level of expected losses on loans collectively evaluated for impairment.

Certain categories of loans within the Company’s portfolio have recently experienced a noteworthy increase in the level of nonperforming loans which has coincided with an associated increase in losses recognized on such loans. Consequently, the environmental loss factors utilized to estimate the probable losses within these categories of the portfolio have increased.

For example, for the 12 months ended June 30, 2011, total nonperforming loans, including nonaccrual loans and accruing loans 90 days or more past due, increased $13.4 million from $21.6 million at June 30, 2010 to $35.0 million at June 30, 2011.  For those same comparative periods, the level of impairment identified on such loans, resulting in loss classifications and specific valuation allowances attributable to such losses, increased by $2.1 million from $4.3 million to $6.4 million.

The reported increase in nonperforming loans included loans with net balances at June 30, 2011 totaling $9.4 million that were originally acquired through the Bank’s merger with Central Jersey Bank which closed in November 2010.  Such loans were initially recorded at fair value reflecting any impairment identified on such loans at that time.  The reported increase in impairment losses noted above includes approximately $417,000 of subsequent impairment identified on nonperforming loans acquired from Central Jersey for which loss classifications and specific valuation allowances have been established at June 30, 2011.

In recognition of these subsequent losses, the Company has implemented the use of environmental loss factors for those Central Jersey loans that were evaluated collectively for impairment at June 30, 2011.  Such factors primarily emphasize the risks attributable to changes in the value of underlying collateral and national and local economic trends and conditions.    Given their recent acquisition at fair value, the environmental loss factors initially established for the Central Jersey loans generally reflect a comparatively lower level of risk than those applicable to the remaining portfolio.  In accordance with the methodology described earlier, the Company initially assigned a risk rating of “3” to the two environmental loss factors noted resulting in a total of six basis points of allowance, or approximately $177,000, being allocated to the applicable loans at June 30, 2011.  The level of environmental loss factors attributable to these loans will continue to be monitored and adjusted to reflect the Company’s best judgment as to the level of expected losses on the loans acquired from Central Jersey that are collectively evaluated for impairment.

The remaining increase in nonperforming loans noted above was largely attributable to additional deterioration of loan quality within the specific segment of the residential mortgage loan portfolio that was originally acquired from Countrywide Home Loans, Inc. (“Countrywide”).  Such loans continue to be serviced by their acquirer, Bank of America through its subsidiary, BAC Home Loans Servicing, LP (“BOA”) where the collections and foreclosure processes have been subjected to extended delays.  For the 12 months ended June 30, 2011, the level of nonperforming loans attributable to this segment of the Company’s loan portfolio increased by $4.3 million from $12.3 million at June 30, 2010 to $16.6 million at June 30, 2011.  For those same comparative periods, the portion of such loans classified as loss increased by $1.6 million from $2.4 million to $4.0 million

In recognition of these additional losses, coupled with the expectation for continuing delays in the foreclosure process, the Company has increased the level of environmental loss factors attributable to loans within this specific segment of the residential mortgage loan portfolio that are evaluated collectively for impairment.  From June 30, 2010 to June 30, 2011, the risk ratings assigned to the following environmental loss factors were increased to the levels noted:

•	Level of and trends in nonperforming loans: Increased (+3) from “9” to “12” reflecting continued increases in the level of nonperforming loans within the portfolio segment.
•
Experience, ability and depth of the lending function’s management and staff:  Increased (+12) from “3” to “15” reflecting the servicer’s managerial and staffing shortcomings evidenced by legal and governmental challenges and intervention into BOA’s collection and foreclosure procedures coupled with delays in the foreclosure process within the New Jersey state court system.

•
National and local economic trends and conditions: Increased (+3) from “9” to “12” reflecting lingering adverse effects of deteriorated economic conditions, including high levels of unemployment negatively impacting repayment ability of borrowers.

•
Changes in local and regional real estate values: Increased (+9) from “3” to “12” reflecting deterioration of collateral values from original appraised values coupled with the degree of that deterioration in comparison to residential mortgage loans originated internally.

The changes in risk ratings noted above resulted in an increase of 27 basis points of allowance being allocated to the applicable loans at June 30, 2011 compared to the levels at June 30, 2010.  In combination with those that remained unchanged from period to period, total environmental factors applicable to this segment of the residential mortgage loan portfolio increased from 39 basis points at June 30, 2010 to 66 basis points at June 30, 2011 resulting in an increase in the allowance of approximately $286,000.  The level of environmental loss factors attributable to these loans will continue to be monitored and adjusted to reflect the Company’s best judgment as to the level of expected losses on the loans acquired from Countrywide that are collectively evaluated for impairment.

In addition to the changes attributable to increases in the level of nonperforming loans and associated losses within the specific segments of the loan portfolio noted, the Company also increased the risk ratings of certain environmental factors applicable to other categories of loans within its portfolio.  From June 30, 2010 to June 30, 2011, the risk ratings assigned to the following environmental loss factors applicable to originated residential mortgage loans were increased to the levels noted:

•
National and local economic trends and conditions: Increased (+3) from “6” to “9” reflecting lingering adverse effects of deteriorated economic conditions, including high levels of unemployment negatively impacting repayment ability of borrowers.

•	Changes in local and regional real estate values: Increased (+3) from “3” to “6” reflecting deterioration of collateral values from original appraised values.

In combination with those that remained unchanged from period to period, total environmental factors applicable to this segment of the residential mortgage loan portfolio increased from 24 basis points at June 30, 2010 to 30 basis points at June 30, 2011 resulting in an increase in the allowance of approximately $292,000.

For those same comparative periods, the risk ratings assigned to the following environmental loss factors applicable to originated home equity loans and home equity lines of credit were increased to the levels noted:

•
National and local economic trends and conditions: Increased (+3) from “6” to “9” reflecting lingering adverse effects of deteriorated economic conditions, including high levels of unemployment negatively impacting repayment ability of borrowers.

•	Changes in local and regional real estate values: Increased (+3) from “9” to “12” reflecting deterioration of collateral values from original appraised values.

In combination with those that remained unchanged from period to period, total environmental factors applicable to these segments of the loan portfolio increased from 30 basis points at June 30, 2010 to 36 basis points at June 30, 2011 resulting in an increase in the allowance of approximately $55,000.”

(e)
Calculation of certain environmental and historical loss factors: The Company’s future filings will provide expanded disclosure concerning the computation of environmental and historical loss factors applicable to loans evaluated collectively for impairment.  By way of example, the expanded language and tabular presentations below are expected to be included in the Company’s Form 10-K for June 30, 2011 and will be appended to the language carried forward from the end of the third paragraph on page 41 from the Company’s March 31, 2011 Form 10-Q.  The language would likely conclude the discussion presented in the Notes to the Financial Statements regarding Loan Quality and Allowance for Loan Losses:

“As noted earlier, loans not individually reviewed for impairment are evaluated collectively for impairment in accordance with the Company’s allowance for loan loss calculation methodology.  As described earlier, the Company utilizes both historical and environmental loss factors to collectively estimate the level of probable losses within defined categories of the Company’s loan portfolio.  The tables below present the historical and environmental loss factors, reported as a percentage of outstanding loan principal, that were the basis for computing the portion of the allowance for loans losses attributable to loans collectively evaluated for impairment at June 30, 2011 and June 30, 2010.

Allowance for Loan Losses Allocation of Loss Factors on Loans Collectively Evaluated for Impairment at June 30, 2011
Loan Category	Historical Loss Factors	Environmental Loss Factors	Total
Residential mortgage loans
Originated	0.00%	0.30%	0.30%
Purchased	0.40%	0.66%	1.06%
Acquired in merger	0.00%	0.06%	0.06%
Home equity loans
Originated	0.01%	0.36%	0.37%
Acquired in merger	0.00%	0.06%	0.06%
Home equity lines of credit
Originated	0.00%	0.36%	0.36%
Acquired in merger	0.00%	0.06%	0.06%
Construction loans
1-4 family
Originated	3.11%	0.72%	3.83%
Acquired in merger	0.00%	0.06%	0.06%
Multi-family
Originated	0.00%	0.72%	0.72%
Acquired in merger	0.00%	0.06%	0.06%
Nonresidential
Originated	0.00%	0.72%	0.72%
Acquired in merger	0.00%	0.06%	0.06%
Commercial mortgage loans
Multi-family
Originated	0.55%	0.72%	1.27%
Acquired in merger	0.00%	0.06%	0.06%
Nonresidential
Originated	0.00%	0.72%	0.72%
Acquired in merger	0.00%	0.06%	0.06%
Commercial business loans
Secured (1-4 family)
Originated	0.00%	0.72%	0.72%
Acquired in merger	0.00%	0.06%	0.06%
Secured (Other)
Originated	0.04%	0.72%	0.76%
Acquired in merger	0.00%	0.06%	0.06%
Unsecured
Originated	0.00%	0.72%	0.72%
Acquired in merger	0.00%	0.06%	0.06%
SBA 7A
Originated	0.00%	0.72%	0.72%
Acquired in merger	0.00%	0.06%	0.06%
SBA Express
Originated	0.00%	0.72%	0.72%
Acquired in merger	0.00%	0.06%	0.06%

Allowance for Loan Losses Allocation of Loss Factors on Loans Collectively Evaluated for Impairment at June 30, 2011
Loan Category	Historical Loss Factors	Environmental Loss Factors	Total
SBA Line of Credit
Originated	0.00%	0.72%	0.72%
Acquired in merger	0.00%	0.06%	0.06%
SBA Other
Originated	0.00%	0.72%	0.72%
Acquired in merger	0.00%	0.06%	0.06%
Other consumer loans (1)	-	-	-
________________________________________________
(1)  The Company generally maintains an environmental loss factor of 0.27% on other consumer loans while historical loss factors range from 0.00% to 100.00% based on loan type. Resulting balances in the allowance for loan losses are immaterial and therefore excluded from the presentation.

Allowance for Loan Losses Allocation of Loss Factors on Loans Collectively Evaluated for Impairment at June 30, 2010
Loan Category	Historical Loss Factors	Environmental Loss Factors	Total
Residential mortgage loans
Originated	0.00%	0.24%	0.24%
Purchased	0.06%	0.39%	0.45%
Home equity loans
Originated	0.01%	0.30%	0.31%
Home equity lines of credit
Originated	0.00%	0.30%	0.30%
Construction loans
1-4 family
Originated	0.00%	0.72%	0.72%
Multi-family
Originated	0.00%	0.72%	0.72%
Nonresidential
Originated	0.00%	0.72%	0.72%
Commercial mortgage loans
Multi-family
Originated	0.00%	0.72%	0.72%
Nonresidential
Originated	0.00%	0.72%	0.72%
Commercial business loans
Secured (1-4 family)
Originated	0.00%	0.72%	0.72%
Secured (Other)
Originated	0.00%	0.72%	0.72%
Unsecured
Originated	0.00%	0.72%	0.72%
Other consumer loans (1)	-	-	-
________________________________________________
(1)  The Company generally maintains an environmental loss factor of 0.27% on other consumer loans while historical loss factors range from 0.00% to 100.00% based on loan type. Resulting balances in the allowance for loan losses are immaterial and therefore excluded from the presentation.

The changes in the Company’s historical loss factors from June 30, 2010 to June 30, 2011 reflect the effect of actual charge off and recovery activity on the average charge off rates calculated by the Company’s allowance for loan loss methodology, as described earlier.  As seen above, the net charge off activity has been concentrated in a limited number of categories in the loan portfolio with the greatest impact reflected in the purchased residential mortgage loan, construction loan and multifamily mortgage loan portfolios.  As noted earlier, the changes in environmental loss factors between those same comparative periods reflect several factors including, but not limited to, the increase in the level of nonperforming loans and associated losses within certain specific segments of the loan portfolio.  By contrast, the environmental factors relating to those segments of the portfolio that have not demonstrated a significant and sustained increase in the level of nonperforming loans and losses have remained generally stable or have increased modestly for the reasons noted earlier.

Prior to fiscal 2010, the Company generally utilized a common set of environmental loss factors across most loan types in its ALLL calculation.  During fiscal 2010, the Company modified such loss factors to reflect, in part, the differentiable degrees of risk and comparative trends in credit quality within the various components of the loan portfolio.

The result of such modifications increased the environmental loss factors applied to those categories of loans that the Company generally believes are subject to a comparatively greater level of risk as measured by those factors.  Such loans include commercial mortgage loans, commercial business loans and construction loans that the Company believes are more susceptible to losses attributable to deterioration in national, region and local economic conditions, concentrations of credit and declines in real estate values than other loans within its portfolio.

Conversely, the Company reduced the environmental loss factors attributable to other categories of loans that are believed to present a comparatively lower level of risk as measured by those same factors.  Such loans include originated one-to-four family mortgage loans, including home equity loans and home equity lines of credit, and other consumer loans which have generally demonstrated a comparatively greater resiliency to credit deterioration than other loan types within the Company’s portfolio.  Environmental loss factors applied to purchased one-to-four family mortgage loans serviced by others were maintained at a comparatively higher level than their originated counterparts reflecting the declining trends in credit quality associated with that subset of residential mortgage loans.

The environmental loss factors in effect at June 30, 2010 as reported in the table above were largely the result of the noted reallocation and were generally maintained at those levels once the reallocation was completed during fiscal 2010.”

Management Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Operating Results for the Three Months Ended March 31, 2011 and March 31, 2010
Provision for Loan Losses, page 57

4.
The Company has reevaluated its consideration of certain forward looking costs as “costs to sell” in measuring the impairment associated with collateral dependent loans.  As a result, the Company will no longer consider estimated foreclosure and repossession costs or collateral carrying costs, such as real estate taxes and insurance, in its measurement of impairment relating to such loans.  The Company will continue to consider real estate brokerage commissions, title transfer fees and any other “direct” cost to sell in its measurement of impairment.

As noted in its Form 10-Q for the period ended March 31, 2011, the Company estimated that consideration of these additional estimated costs in its allowance for loan loss calculation methodology increased the provision for loan losses recognized during the quarter by approximately $1.1 million.  In its reconsideration of these costs, the Company also reevaluated the level of its environmental loss factors that were in effect at March 31, 2011 to determine if the risks and losses that were no longer included its impairment calculations would be better considered within the framework of its environmental loss factors.  The Company concluded that increases to its environmental loss factors would have been appropriate at March 31, 2011 but, in fact, recorded such changes during the subsequent quarter ended June 30, 2011, as described in detail in the responses to 3(d) and 3(e) above.  By applying the increases to its environmental loss factors on a pro forma basis, the Company estimates that its allowance for loan loss at March 31, 2011 included an additional $830,000 allocation attributable to the noted increases in these factors.

In light of these reallocations within the allowance, the Company estimates that its allowance for loan loss included an additional unallocated balance of approximately $270,000 at March 31, 2011.  When added to its prior balance of $231,000, the unallocated portion of the allowance totaled approximately $501,000 or 4.70% of the total allowance for loan losses at March 31, 2011 – a percentage that remains within the range of 2.7% to 4.8% that the unallocated allowance has represented as a percentage of the total allowance during the preceding three fiscal years.

Inasmuch as the allowance for loan loss is an estimate of losses – subject to a reasonable “range of correctness” due to the relative imprecision of certain estimates and assumptions used to collectively evaluate loans for impairment – the Company does not consider the additional unallocated portion of its allowance to be a material misstatement of the allowance for loan losses at March 31, 2011.  In making this determination, the Company considered the guidance promulgated within SAB Topic 1M regarding the materiality of misstatements.

5.	See response to 4. above.

We are pleased to be able to provide the foregoing information.  If you require any further information regarding the foregoing matters, please do not hesitate to call Mr. Heyer at (973) 244-4024.

Sincerely,

/s/ Craig L. Montanaro
Craig L. Montanaro
President and Chief Executive Officer

/s/ Eric B. Heyer
Eric B. Heyer
Senior Vice President and Chief Financial Officer

Exhibit I

Core Deposit Study for Central Jersey Bank

Prepared for Kearny Financial Corp by
FinPro, Inc.

December 22, 2010

Mr. Eric Heyer
First VP and Chief Accounting Officer
Kearny Financial Corporation (MHC)
120 Passaic Avenue
Fairfield, NJ 07004

RE:  Core Deposit Study for Central Jersey Bank

Dear Mr. Heyer:

FinPro is pleased to present this core deposit intangible study for the core deposits acquired by Kearny Financial Corporation (MHC) (the “Bank”) as part of the Bank’s acquisition of Central Jersey Banks (“Central Jersey”).  The study was prepared for the purpose of the accounting designation of the identified core deposit intangible.  Deposit files were provided as of November 30, 2010.

This deposit study represents FinPro’s independent judgment.  FinPro has not been unduly influenced by the Bank, personnel of the Bank or any agent connected with the Bank.

In preparing our study, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank, Central Jersey, Morningstar and other sources deemed relevant.  We did not independently verify the financial statements or the other information provided.

There are limitations to this study.  FinPro compiled this study based upon the current interest rate environment.  A material future shift in interest rates could affect the stability of the deposits analyzed.

At November 30, 2010, it is FinPro’s opinion that the core deposit intangible was $0.00.

Sincerely,

/s/ Dennis E. Gibney

Dennis E. Gibney, CFA
Managing Director
FinPro, Inc.

20 Church Street ● P.O. Box 323 ● Liberty Corner, NJ 07938-0323 ● Tel:  908.604.9336 ● Fax: 908.604.5951
finpro@finpronj.com ● www.finpronj.com

Kearny Financial Corporation (MHC)                                                                                                                                          Page: 2

Core Deposit Intangible (CDI)

CDI Calculation Methodology

The analytical approach used to determine the value of the identified deposit intangible involves two steps.  The first is the estimation of the useful age of the deposits, or attrition rate.  All other things being equal, higher attrition rates would translate into a lower deposit intangible.

The second step is to determine the alternative funding rates for the core deposits as well as assumptions regarding costs of the core deposits, fee income on core deposits, tax rate, and a discount rate to establish a present value for the cash flows.

Deposit Attrition Rates

The Bank’s management provided the date each individual core deposit account was opened.  The dates were used to calculate the weighted average life of core deposits as of November 30, 2010.  The table below shows the weighted average age, in years, of each core deposit category.  Note that public funds accounts and inter-company accounts were excluded from this analysis.

Figure 1: Account Characteristics

Kearny Financial Corporation (MHC)                                                                                                                                           Page: 3

The following table provides the core deposits by category with the attrition rate utilized for the analysis.  FinPro assumed a 5% deposit shock on the first day.  The attrition rates were calculated based upon the weighted average age of the product by category.  FinPro capped the attrition rate at 25% and floored it at 8%, with the exception of club accounts.

Figure 2: Attrition Rates

Cash flow streams based upon the attrition rates are calculated each year to represent the result of acquiring the lower costing deposit base versus the cost of alternative funding vehicles, in this case fixed rate FHLB advances.  The alternative fixed rate FHLB advance funding cost is matched to the remaining balance per deposit category for each projected year.  The noninterest expense and noninterest income associated with these core deposits is also factored into the cash flows.  A discount rate is then utilized to present value the cash flow streams.

Assumptions

The following sources were utilized to develop the assumptions.

Kearny Financial Corporation (MHC)                                                                                                                                          Page: 4

In arriving at the branch service fee income, FinPro reviewed Central Jersey’s GL for the eleven months ended November 30, 2010 and calculated the fee income as a percentage of non-time deposits.  Noninterest expense attributable to the deposits was estimated using a branch profitability analysis compiled in as of December 31, 2008.  The resulting expense of $414 thousand per branch was determined to be reasonable based upon current market conditions.  Other assumptions are detailed below.

Kearny Financial Corporation (MHC)                                                                                                                                          Page: 5

The value of the core deposits was -$4.7 million or -1.85% of core deposits as of November 30, 2010, excluding the deal costs.  The reason for the negative valuation was due to the lower cost of alternative funding (FHLB NY fixed rate advances), the branch operation costs associated with the core deposits and the transaction expenses.

Figure 3: Value of the Core Deposits

At November 30, 2010, it is FinPro’s opinion that the core deposit intangible was $0.00.